HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219 TEL 804-788-8200 FAX 804-788-8218

MELVIN E. TULL, III
DIRECT DIAL: 804-788-8561
EMAIL: mtull@hunton.com

April 10, 2006

FILE NO: 24705.010102

BY FACSIMILE ((202) 772-9368) and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Melissa Duru, Mail Stop 7010

Re:	Massey Energy Company

Preliminary Proxy Statement, filed on March 31, 2006

Supplemental Filing

Dear Ms. Duru:

Reference is made to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) first filed by our client, Massey Energy Company, a Delaware corporation (the “Company”), by EDGAR on March 31, 2006. The Company provides supplementally herewith the attached Exhibit A, as text to be inserted at the bottom of page 34 of the Preliminary Proxy Statement, after the one-sentence stand alone paragraph that reads: “A summary of the 2006 Plan is provided below.”

Please direct any questions or comments with respect to this supplemental filing to me at (804) 788-8561 or to David M. Carter at (404) 888-4246.

Very truly yours,

/s/ Melvin E. Tull, III
Melvin E. Tull, III

Enclosures

cc:	Thomas J. Dostart, Esq.

David M. Carter, Esq.

Exhibit A

Opposition by Third Point

In Third Point’s proxy statement filed with the SEC on April 4, 2006, Third Point recommends that shareholders vote AGAINST the approval of the 2006 Plan. Third Point asserts that the Company’s Existing Plans allow for the future grant of 2,767,661 Shares, which is more than adequate for the time being, pending further discussions by the Board of Directors of its efforts to enhance shareholder value.

Board of Directors’ Response

Currently there are 1,709,460 Shares available for future grants under the Existing Plans. These Shares will not be available for future grants if the 2006 Plan is approved. The 2006 Plan will allow Shares to be awarded to members, non-employee service providers and non-employee directors with the proposed number of authorized Shares being sufficient for an estimated five years, after which, it is anticipated it will be necessary for the Company to request its shareholders to consider the authorization of additional shares. The Company has acknowledged the difficulty of retaining its workforce and at the direction of its Board of Directors has awarded incentive compensation in the form of Shares to its front-line supervisors at its mining operations. The Board of Directors request that the Company’s shareholders recognize the value of this retention incentive with a vote FOR the 2006 Plan. The 2006 Plan is a timely update, structured to comply with the new deferred compensation rules contained in the American Jobs Creation Act of 2004 as codified in Section 409(A) of the Code, which the Existing Plans do not address.

Inadequate Number of Shares Currently Available for Issuance

The Company is no longer able to issue new awards to its members under the 1988 Plan or the 1996 Plan, as the time has expired under each plan for granting new awards. The 1,058,201Shares previously available for grants to members under the 1996 Plan expired on March 2, 2006 leaving 1,709,460 Shares as the total amount currently available for grants to members and non-employee directors. Of the 1,709,460 Shares available, only 1,541,569 Shares are available to grant to members, of which only 77,147 Shares may be awarded as restricted stock pursuant to the terms of the 1999 Plan.

Awards made under the 1995 Plan and the 1997 Plan may be made only to non-employee directors. No grants may be made under either plan after March 10, 2007. The 1995 Plan has 59,987 Shares and the 1997 Plan has 107,904 Shares currently available for issuance. Further, the 1995 Plan prescribes the issuance of 4,056 Shares to newly appointed directors and the 1997 Plan prescribes the issuance of 2,028 Shares annually to each non-employee director. Consequently, the Shares available under these two plans in any one year are available in limited prescribed amounts, and only to non-employee directors.

Time is of the Essence

The Board of Directors believes that passing the 2006 Plan at the Annual Meeting is both necessary and prudent. It is the opinion of the Board of Directors that a flexible and up-to-date equity incentive plan with sufficient Shares available to adequately attract, motivate and retain its members, non-employee service providers and non-employee directors is in the best interest of the Company. The Existing Plans are quickly running out of their useful lives and available Shares. In particular, the 1999 Plan is the only equity incentive plan remaining to award grants to the Company’s members. The 2006 Plan is needed to replace the Existing Plans and to provide the Company with the type of equity incentive plan it needs in today’s marketplace to properly attract, motivate and retain members, non-employee service providers and non-employee directors.

Board of Directors’ Recommendation

The Board of Directors urges shareholders to vote FOR the 2006 Plan.